Exhibit 99.1

Country Style Cooking Restaurant Chain Reports First Quarter 2014 Financial Results

1Q14 Revenues up 12.9% YoY to RMB346.8 Million

1Q14 Adjusted Net Income up 223.3% YoY to RMB19.0 Million

1Q14 Adjusted EBITDA up 58.6% to RMB34.2 Million

Chongqing, China, May 19, 2014 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the first quarter of 2014.

First Quarter 2014 Financial Highlights

•	Revenues in the first quarter of 2014 were RMB346.8 million ($55.8 million), an increase of 12.9% from RMB307.2 million in the same quarter of 2013.
•	Comparable restaurant sales increased by 2.5% from the same quarter of 2013. There were 214 restaurants in the comparison.
•	Restaurant level operating margin was 14.6%, an increase of 190 basis points from the same quarter of 2013.
•	Adjusted EBITDA[1] was RMB34.2 million ($5.5 million) in the first quarter of 2014, compared to RMB21.6 million in the same quarter of 2013.
•	Net income for the first quarter of 2014 was RMB11.6 million ($1.9 million), an increase from RMB2.0 million in the same quarter of 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB19.0 million ($3.1 million), an increase from RMB5.9 million in the same quarter of 2013.
•	Diluted net income per American depositary share (“ADS”) was RMB0.43 ($0.07). Adjusted diluted net income per ADS (non-GAAP)[1], which excludes share-based compensation expenses, was RMB0.70 ($0.11). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of ten in the first quarter of 2014 to 303 restaurants as of March 31, 2014, covering 29 cities and up from 262 restaurants as of March 31, 2013. Among the total 303 restaurants, 54 are “Mr. Rice” branded restaurants.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to start 2014 with a strong quarter and an expanded network of 303 restaurants. Our revenue beat the top range of previous guidance, and our adjusted net income showed great improvement from the prior year period. During the quarter, we continued to execute a number of important growth initiatives. These include the introduction of new products and combo sets, the expansion of our e-commerce delivery service, and store expansion into the Hubei province, which is a new region for CSC. Comparable restaurant sales growth was 2.5% for the first quarter, and we believe this positive momentum will continue in the remaining three quarters of the year. ”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “Our execution strategy has resulted in an improvement to our non-GAAP net income margin and we continued to improve our balance sheet during the first quarter. We are confident that our balanced growth strategy will further benefit the Company in the long term as CSC maintains its position as a leading quick service restaurant chain in the southwest China region.”

First Quarter 2014 Financial Performances

Revenues in the first quarter of 2014 increased by 12.9% to RMB346.8 million ($55.8 million) from RMB307.2 million in the same quarter of 2013. Revenue growth was primarily supported by the Company’s expanding restaurant network. Notably, among the revenue total, “Mr. Rice” branded restaurants contributed RMB41.2 million ($6.6 million), a significant 146.7% increase from RMB16.7 million in the same period last year. During the first quarter of 2014, Country Style Cooking added a total of 11 restaurants and closed one restaurant, bringing the total restaurant count to 303 as of March 31, 2014, compared to its total restaurant count of 262 as of March 31, 2013. Restaurants opened in the first quarter included three “Mr. Rice” restaurants. Comparable restaurant sales increased by 2.5% compared with the same quarter of 2013. There were 214 restaurants in the comparison.

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Costs of food and paper increased by 7.4% to RMB155.3 million ($25.0 million) in the first quarter of 2014 from RMB144.6 million in the same quarter of 2013, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, cost of food and paper was 44.8% in the first quarter of 2014, down from 47.1% in the prior year period.

Restaurant wages and related expenses increased by 19.6% to RMB72.9 million ($11.7 million) in the first quarter of 2014 from RMB60.9 million in the same quarter of 2013. The increase was primarily due to increased wage levels and the Company’s overall expansion of its employee base. As a percentage of revenues, restaurant wages and related expenses increased to 21.0% in the first quarter of 2014 from 19.8% in the same quarter of 2013.

Restaurant rent expenses increased by 9.3% to RMB35.4 million ($5.7 million) in the first quarter of 2014 from RMB32.4 million in the same quarter of 2013. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses dropped slightly to 10.2% in the first quarter of 2014 from 10.5% in the first quarter of 2013.

Restaurant utility expenses increased by 9.7% to RMB20.1 million ($3.2 million) in the first quarter of 2014 from RMB18.3 million in the same quarter of 2013. As a percentage of revenues, restaurant utility expenses were 5.8% in the first quarter of 2014, down from 6.0% in the first quarter of 2013. The decrease of restaurant utility expenses as a percentage of revenue was primarily due to better sales and effective cost control.

Other restaurant operating expenses increased by 3.9% to RMB12.4 million ($2.0 million) in the first quarter of 2014 from RMB11.9 million in the same quarter of 2013. As a percentage of revenues, other restaurant operating expenses decreased slightly to 3.6% in the first quarter of 2014 from 3.9% in the first quarter of 2013.

Restaurant-level operating margin was 14.6% in the first quarter of 2014, an increase of 190 basis points over the same quarter of 2013. The improvement in restaurant-level operating margin was primarily due to better sales and effective cost control measures.

Selling, general and administrative (SG&A) expenses increased by 10.6% to RMB21.4 million ($3.4 million) in the first quarter of 2014 from RMB19.3 million in the same quarter of 2013. The increase was primarily due to a RMB3.4 million increase in share-based compensation expenses included in SG&A, offset by a RMB1.8 million decrease in disposal losses on leasehold improvements and equipment of closed stores. Share-based compensation expenses included in SG&A was RMB6.2 million ($1.0 million) in the first quarter of 2014, compared to RMB2.8 million in the first quarter of 2013. As a percentage of revenues, SG&A expenses were 6.2% in the first quarter of 2014, compared to 6.3% in the first quarter of 2013.

Pre-opening expense for the first quarter of 2014 was RMB2.5 million ($0.4 million), representing an increase of 19.8% as compared to RMB2.1 million in the same quarter of 2013, primarily because of more new store openings compared to the prior year period. As a percentage of revenues, pre-opening expense stood at 0.7% in the first quarter of 2014, similar to the same quarter of 2013.

Depreciation expense for the first quarter of 2014 was RMB19.0 million ($3.1 million), representing an increase of 13.1% as compared to RMB16.8 million in the same quarter of 2013, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense remained at 5.5% in the first quarter of 2014, similar to the same quarter of 2013.

Property and equipment impairment charges were RMB1.4 million ($0.2 million) in the first quarter of 2014, representing costs related to asset impairment with 4 underperforming restaurants.

Income from operations for the first quarter of 2014 was RMB6.5 million ($1.0 million), compared to a loss of RMB3.1 million in the same quarter of 2013.

Interest income for the first quarter of 2014 was RMB6.6 million ($1.1 million), representing an increase of 8.7% as compared to RMB6.1 million in the same quarter of 2013.

Foreign currency exchange gain for the first quarter of 2014 was RMB0.3 million ($51,000), as compared to a loss of RMB0.4 million in the same quarter of 2013.

Other income for the first quarter of 2014 was RMB1.6 million ($0.3 million), compared to RMB0.1 million in the same quarter of 2013.

Income tax expense in the first quarter of 2014 was RMB3.4 million ($0.5 million), compared to RMB0.8 million in the same quarter of 2013.

Net income was RMB11.6 million ($1.9 million), compared to RMB2.0 million in the first quarter of 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB19.0 million ($3.1 million) in the first quarter of 2014, compared to RMB5.9 million in the first quarter of 2013.

Diluted net income per ADS in the first quarter of 2014 was RMB0.43 ($0.07), compared to RMB0.08 in the first quarter of 2013. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.70 ($0.11) in the first quarter of 2014, compared to RMB0.22 in the first quarter of 2013. The Company had approximately 27.0 million diluted weighted average ADSs outstanding during the quarter ended March 31, 2014.

EBITDA (non-GAAP), defined as net income before interest, income tax expense, depreciation and amortization, was RMB27.4 million ($4.4 million) in the first quarter of 2014, compared to RMB13.5 million from the same quarter of 2013. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain or loss, other income or loss, property and equipment impairment charges, and share-based compensation expenses, was RMB34.2 million ($5.5 million) in the first quarter of 2014, compared to RMB21.6 million in the same quarter of 2013.

As of March 31, 2014, the Company had cash, cash equivalents and short-term investments of RMB594.8 million ($95.7 million), compared to RMB581.9 million as of December 31, 2013.

Net cash provided by operating activities was RMB39.8 million ($6.4 million) for the three months ended March 31, 2014, up from RMB28.3 million in the same period of 2013.

Outlook

For the second quarter of 2014, the Company currently estimates that revenues will be between RMB 340-360 million ($54.7-$57.9 million), representing a year-over-year growth of between approximately 4.3% and 10.5%. The Company remains on track to open approximately 60 new restaurants in 2014.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2164 to US$1.00 on March 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 am, Eastern Time on May 19, 2014, which is 8:30 pm, Beijing Time on May 19, 2014, to discuss first quarter 2014 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 877 870 4263
International:	1 412 317 0790
Hong Kong:	800 905 945
China:	400 120 1203

Passcode:	10045683

A telephone replay will be available one hour after the conclusion of the conference all through 9:00 am, Eastern Time on May 27, 2014. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088

Passcode:	10045683

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter 2014, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of March 31,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	372,493	276,876	44,540
Short-term investments	209,381	317,950	51,147
Due from related parties	58	112	18
Inventories	52,579	44,836	7,213
Prepaid rent	14,336	12,708	2,044
Prepaid expenses and other current assets	22,714	23,817	3,831
Deferred tax assets-current	1,879	1,879	302
Total current assets	673,440	678,178	109,095
Property and equipment, net	398,555	400,439	64,417
Goodwill	5,563	5,563	895
Deferred tax assets - non current	7,592	7,592	1,221
Deposits for leases – non current	21,286	21,683	3,488
Total assets	1,106,436	1,113,455	179,116

Current liabilities:
Accounts payable	54,176	46,479	7,477
Deferred revenue	6,410	10,657	1,714
Due to related parties	-	181	29
Accrued payroll	27,631	24,934	4,011
Income taxes payable	7,911	7,931	1,276
Other current liabilities	51,240	45,571	7,332
Total current liabilities	147,368	135,753	21,839
Deferred rent - non current	23,897	22,374	3,599
Prepaid subscription – non current	12	-	-
Advanced receipts from depositary bank	2,702	2,607	419
Total liabilities	173,979	160,734	25,857

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 106,296,674 and 106,545,723 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	756	758	122
Additional paid-in capital	743,219	751,548	120,898
Retained earnings	197,618	209,259	33,662
Accumulated other comprehensive loss	(9,136)	(8,844)	(1,423)
Total equity	932,457	952,721	153,259

Total liabilities and equity	1,106,436	1,113,455	179,116

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended March 31,
	2013		2014
	RMB	%	RMB	%	US$

Revenue - restaurant sales	307,224	100.0	346,848	100.0	55,796
Costs and expenses:
Restaurant expenses:
Food and paper expense	144,581	47.1	155,313	44.8	24,984
Restaurant wages and related expenses[1]	60,896	19.8	72,861	21.0	11,721
Restaurant rent expense	32,365	10.5	35,388	10.2	5,693
Restaurant utilities expense	18,325	6.0	20,105	5.8	3,234
Other restaurant operating expenses	11,919	3.9	12,388	3.6	1,993
Selling, general and administrative expenses[1]	19,330	6.3	21,382	6.2	3,440
Pre-opening expense	2,110	0.7	2,527	0.7	407
Depreciation	16,808	5.5	19,008	5.5	3,058
Property and equipment impairment charges	3,982	1.3	1,372	0.4	221
Total operating expenses	310,316	101.1	340,344	98.2	54,751

Income/(loss) from operations	(3,092)	(1.1)	6,504	1.8	1,045

Interest income	6,088	2.0	6,618	1.9	1,065
Foreign exchange gain/(loss)	(353)	(0.1)	315	0.1	51
Other income	138	0.0	1,599	0.5	257
Income before income taxes	2,781	0.8	15,036	4.3	2,418

Income tax expense	786	0.3	3,395	1.0	546
Net income	1,995	0.5	11,641	3.3	1,872

Basic net income per share	0.02		0.11		0.018
Diluted net income per share	0.02		0.11		0.017
Basic net income per ADS	0.08		0.44		0.07
Diluted net income per ADS	0.08		0.43		0.07
Basic weighted average ordinary shares outstanding	104,420,350		106,310,482		106,310,482
Diluted weighted average ordinary shares outstanding	105,615,904		107,910,295		107,910,295

1 Includes share-based compensation expenses of RMB3.9 million and RMB7.3 million ($1.2 million) for the three months ended March 31, 2013 and 2014, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2013	2014
	RMB	RMB	US$

Net income	1,995	11,641	1,872
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(83)	292	47
Comprehensive income	1,912	11,933	1,919

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2013	2014
	RMB	RMB	US$
Operating activities:
Net income	1,995	11,641	1,872
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	2,284	320	51
Property and equipment impairment charges	3,982	1,372	221
Depreciation	17,199	19,008	3,058
Share based compensation	3,875	7,339	1,181
Changes in operating assets and liabilities:
Due from related parties	(464)	(55)	(9)
Inventories	(1,207)	9,089	1,462
Prepaid rent	1,089	1,628	262
Prepaid expenses and other current assets	3,192	(1,103)	(177)
Deposits for leases	(696)	(397)	(64)
Accounts payable	(3,640)	(7,697)	(1,238)
Deferred revenue	4,502	4,247	683
Due to related parties	(7)	181	29
Accrued payroll	(2,506)	(2,697)	(434)
Income taxes payable	(3,961)	20	3
Deferred rent	2,440	(1,626)	(262)
Other liabilities	201	(1,447)	(231)
Net cash provided by operating activities	28,278	39,823	6,407
Investing activities:
Purchase of property and equipment	(18,731)	(28,141)	(4,527)
Proceeds from disposals of property and equipment	76	21	3
Purchase of short-term investment	(159,849)	(317,950)	(51,147)
Withdrawal of short-term investment	130,583	209,381	33,682
Net cash used in investing activities	(47,921)	(136,689)	(21,989)
Financing activity:
Proceeds from exercise of employee stock options	239	955	154
Net cash provided by financing activity:	239	955	154
Effect of exchange rate	(83)	294	47
Net decrease in cash and cash equivalents	(19,487)	(95,617)	(15,381)
Cash and cash equivalents, beginning of year	229,367	372,493	59,921
Cash and cash equivalents, end of year	209,880	276,876	44,540

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended March 31,
	2013	2014
	RMB	RMB	US$

Net income	1,995	11,641	1,872
Share-based compensation expenses:
Restaurant wages and related expenses	1,082	1,119	180
Selling, general and administrative expenses	2,793	6,220	1,001
Adjusted net income (non-GAAP)	5,870	18,980	3,053

Diluted net income per ADS	0.08	0.43	0.07
Adjusted diluted net income per ADS (non-GAAP)	0.22	0.70	0.11
Diluted weighted average ADSs outstanding	26,403,976	26,977,574	26,977,574

	Three months ended March 31,
	2013	2014
	RMB	RMB	US$

Net income	1,995	11,641	1,872
Income tax expense	786	3,395	546
Interest income	(6,088)	(6,618)	(1,065)
Depreciation and amortization	16,808	19,008	3,058
EBITDA (non-GAAP)	13,501	27,426	4,411

EBITDA (non-GAAP)	13,501	27,426	4,411
Foreign exchange loss/(gain)	353	(315)	(51)
Other income	(138)	(1,599)	(257)
Property and equipment impairment charges	3,982	1,372	221
Share-based compensation expenses
Restaurant wages and related expenses	1,082	1,119	180
Selling, general and administrative expenses	2,793	6,220	1,001
Adjusted EBITDA (non-GAAP)	21,573	34,223	5,505